SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Avery Dennison Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
HiMEDS Units, in the form of Corporate HiMEDS Units, stated amount of $50.00 per unit
(Title of Class of Securities)
053611307
(CUSIP Number of Class of Securities)

Susan C. Miller, Esq.
Senior Vice President, General Counsel and Secretary
Avery Dennison Corporation
150 North Orange Grove Boulevard
Pasadena, California 91103
(626) 304-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:
J. Scott Hodgkins, Esq.
Wesley C. Holmes, Esq.
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, CA 90071-1560
(213) 485-1234
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$235,334,000	$9,248.63

*	This valuation assumes the exchange of 8,360,000 Corporate HiMEDS Units of Avery Dennison Corporation (“Avery Dennison”), stated amount $50.00 per unit, for cash and shares of common stock of Avery Dennison, par value $1.00 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of Avery Dennison Corporate HiMEDS Units of $28.15 as of February 2, 2009, as reported on the New York Stock Exchange.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, at a rate of $39.30 per $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,248.63	Filing Party: Avery Dennison Corporation

Form or Registration No.: Schedule TO	Date Filed: February 3, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

     This Amendment No. 1 (this “Amendment No. 1”) amends the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on February 3, 2009 by Avery Dennison Corporation, a Delaware corporation (“Avery Dennison”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by Avery Dennison to exchange up to 8,360,000, or 95%, of its HiMEDS Units, stated amount $50.00 per unit (the “HiMEDS Units”), in the form of Corporate HiMEDS Units (the “Corporate HiMEDS Units”), comprised of (i) a purchase contract obligating the holder to purchase from Avery Dennison shares of Avery Dennison’s common stock, par value $1.00 per share (the “common stock”) and (ii) a 1/20 or 5.0% undivided beneficial interest in a $1,000 aggregate principal amount 5.350% senior note due November 15, 2020 (the “HiMEDS senior notes”), for 0.9756 shares of common stock and $6.50 in cash (which includes the accrued and unpaid contract adjustment payments with respect to the purchase contracts and the accrued and unpaid interest with respect to the HiMEDS senior notes) per Corporate HiMEDS Unit (the “offer consideration”). The offer is made upon the terms and subject to the conditions described in the offer to exchange, dated February 3, 2009 (the “offer to exchange”), and the related letter of transmittal, previously filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.
     The Schedule TO is amended by the information contained in this Amendment No. 1. Only those items amended are reported herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.
Item 4. Terms of the Transaction.
     Item 4(a) of the Schedule TO is amended by the following:
(1)	The information set forth in the offer to exchange under the caption “Description of the Offer—Expiration Date,” second paragraph, shall be replaced in full with the following:

“In addition, we may terminate the offer if any condition to the offer is not satisfied on or prior to the expiration date. Any extension, amendment, waiver or decrease or change will not result in the reinstatement of any withdrawal rights if those rights had previously expired, except as specifically provided above.”

(2)	The information set forth in the offer to exchange under the caption “Description of the Offer—Extension, Termination or Amendment,” first paragraph, shall be replaced in full with the following:

“Avery Dennison has the right to terminate or withdraw, in its sole discretion, the offer if the conditions to the offer are not met on or prior to the expiration date. Avery Dennison reserves the right, subject to applicable law, to (i) waive any and all of the conditions to the offer on or prior to the expiration date and (ii) amend the terms of the offer. In any such event, the Corporate HiMEDS Units previously tendered pursuant to the offer will be promptly returned to the tendering holders.”

(3)	The information set forth in the offer to exchange under the caption “Description of the Offer—Conditions to the Offer,” tenth paragraph, shall be replaced in full with the following:

“These conditions are for our benefit and may be asserted by us or may be waived by us, including any action or inaction by us giving rise to any condition, in whole or in part, at any time on or prior to the expiration date, in our sole discretion. In addition, we may terminate the offer if any condition is not satisfied on or prior to the expiration date. Under the offer, if any of these events occur, subject to the termination rights described above, we may (i) return Corporate HiMEDS Units tendered thereunder to you, (ii) extend the offer, subject to the withdrawal rights described in “—Withdrawal of Tenders” herein, and retain all Corporate HiMEDS Units tendered thereunder until the expiration of such extended offer or (iii) amend the offer in any respect by giving oral or written notice of such amendment to the Exchange Agent and making public disclosure of such amendment to the extent required by law.”

Item 7.	Source and Amount of Funds or Other Consideration. Amendment (3) to Item 4(a) above is incorporated herein by reference and amends Item 7(b).

Item 11.	Additional Information. Amendment (3) to Item 4(a) above is incorporated herein by reference and amends Item 11(a).

Item 12.	Exhibits. Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2009	AVERY DENNISON CORPORATION
	By:	/s/ Karyn E. Rodriguez
		Name:	Karyn E. Rodriguez
		Title:	Vice President and Treasurer